Exhibit 99.2

Form of Proxy

I/We, being holder(s) of Subordinate Voting Shares of Nuvei Corporation, hereby appoint Philip Fayer, Chair of the Board and Chief Executive Officer, or failing this person, David Schwartz, Chief Financial Officer, **OR**

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Print the name of the person you are appointing if this person is someone other than the individuals listed above as my/our proxyholder with full power of substitution and to vote in accordance with the following instructions (or if no instructions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting of Shareholders (the "Meeting") of Nuvei Corporation (the "Company") and at any adjournment thereof to be held live at https://web.lumiagm.com/464471629, on May 27, 2022 at 10:00 a.m. (ET) and at any adjournment or postponements thereof, in the same manner, to the same extent and with the same powers as if the undersigned were personally present, with full power of substitution. **If you appoint a proxyholder other than the two individuals listed above, YOU MUST return your proxy by mail, fax, email or Internet to TSX and YOU MUST ALSO have the appointee either complete the online form available at https://www.tsxtrust.com/control-number-request or call TSX at 1-866-751-6315 (toll free in Canada and the United States) or 212-235-5754 (other countries) by 10:00 a.m. (ET) on May 25, 2022, to properly register your proxyholder, so that TSX may provide such proxyholder with a 13-digit proxyholder control number via email. Such 13-digit proxyholder control number will differ from the Control Number set forth on this Proxy.** Without a 13-digit proxyholder control number, your proxyholder will not be able to participate, interact, ask questions or vote at the Meeting, but will be able to attend as a guest.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.
Please use a dark black pencil or pen.

1. Election of Directors

		FOR	WITHHOLD
1.	Philip Fayer	☐	☐
2.	Michael Hanley	☐	☐
3.	David Lewin	☐	☐
4.	Daniela Mielke	☐	☐
5.	Pascal Tremblay	☐	☐
6.	Samir Zabaneh	☐	☐

2. Appointment of Auditors — FOR ☐ WITHHOLD ☐
To appoint PricewaterhouseCoopers LLP as auditors of the Company and to authorize the Board of Directors of the Company to fix the auditors' remuneration.

3. Approval of the Special Resolution in Respect of the Plan of Arrangement to Amend the Company's Articles — FOR ☐ AGAINST ☐
To consider and approve a special resolution in respect of the plan of arrangement effecting amendments (the "Amendments") to the articles of amalgamation of the Company (the "Articles") to add certain constrained securities provisions, providing the Company with, among other measures, the right to redeem, repurchase or force the sale of, shares of the Company to facilitate compliance with applicable laws.

4. Approval of the Ordinary Resolution in Respect of Certain Amendments to the Company's General By-Law — FOR ☐ AGAINST ☐
To consider and approve an ordinary resolution confirming certain amendments to the Company's general by-law required to administer the constrained securities ownership provisions of the Amendments to the Articles.

Under Canadian Securities Law, you are entitled to receive certain investor documents. If you wish to receive such material, please mark the applicable boxes below. Please note if you do not mark the appropriate box, you will not receive any documents from the Corporation. You may also go to the TSX Trust Company's website https://ca.astfinancial.com/financialstatements and input code 5139a.

☐ I would like to receive quarterly financial statements

☐ I would like to receive annual financial statements

I/We hereby authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this proxy will be voted FOR a matter by the Corporation's appointees or, if you appoint another proxyholder, as such other proxyholder sees fit. On any amendments or variations proposed or any new business properly submitted at the Meeting, I/We authorize you to vote as you see fit.**

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Signature(s) Date

Please sign exactly as your name(s) appear on this proxy. Please see reverse for instructions. **All proxies must be received by 10:00 a.m. (ET) on May 25, 2022.**

Proxy Form – Annual and Special Meeting of Shareholders of Nuvei Corporation to be held at 10:00 a.m. (Eastern Daylight Time) on Friday, May 27, 2022 (the “Meeting”) Notes to Proxy 1. This proxy must be signed by a holder or his or her attorney duly authorized in writing. If you are an individual, please sign exactly as your name appears on this proxy. If the holder is a corporation, a duly authorized officer or attorney of the corporation must sign this proxy, and if the corporation has a corporate seal, its corporate seal should be affixed. 2. If the securities are registered in the name of an executor, administrator or trustee, please sign exactly as your name appears on this proxy. If the securities are registered in the name of a deceased or other holder, the proxy must be signed by the legal representative with his or her name printed below his or her signature, and evidence of authority to sign on behalf of the deceased or other holder must be attached to this proxy. 3. Some holders may own securities as both a registered and a beneficial holder; in which case you may receive more than one Management Proxy Circular and will need to vote separately as a registered and beneficial holder. Beneficial holders may be forwarded either a form of proxy already signed by the intermediary or a voting instruction form to allow them to direct the voting of securities they beneficially own. Beneficial holders should follow instructions for voting conveyed to them by their intermediaries. 4. If a security is held by two or more individuals, any one of them present or represented by proxy at the Meeting may, in the absence of the other or others, vote at the Meeting. However, if one or more of them are present or represented by proxy, they must vote together in respect of such security. All holders should refer to the Management Proxy Circular for further information regarding completion and use of this proxy and other information pertaining to the Meeting. This proxy is solicited by and on behalf of the Corporation’s management. All proxies must be received by 10:00 a.m. (ET) on May 25, 2022. How to Vote INTERNET TELEPHONE Go to www.tsxtrust.com/vote-proxy Cast your vote online View Meeting documents Use any touch-tone phone, call toll free in Canada and United States 1-888-489-7352 and follow the voice instructions. To vote by Internet or telephone you will need your control number. If you vote by Internet or telephone, do not return this proxy. MAIL, FAX OR EMAIL Complete and return your signed proxy in the envelope provided or send to: TSX Trust Company P.O. Box 721 Agincourt, Ontario M1S 0A1 You may alternatively fax your proxy to 416-368-2502 or toll free in Canada and the United States to 1-866-781-3111 or scan and email to proxyvote@tmx.com An undated proxy is deemed to bear the date on which it is mailed by Management to you. If you wish to receive investor documents electronically in the future, please visit https://ca.astfinancial.com/edelivery to enrol.